Astrotech Corporation

2028 E. Ben White Blvd., Suite 240-9530

Austin, Texas 78741

1.512.485.9530

fax:  1.512.485.9531

www.astrotechcorp.com

March 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Metoyer

Re: Astrotech Corporation

Registration Statement on Form S-3

File No. 333-253835

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Astrotech Corporation (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM EDT on March 15, 2021, or as soon as thereafter practicable.

Please notify John Hempill of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3073 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ASTROTECH CORPORATION

By:      /s/ Eric Stober

Name:Eric Stober

Title:  Chief Financial Officer